UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant’s name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — [ ]

GPR - TSXv	Investor Relations: 604.685.6465

January 20, 2004

GREAT PANTHER TO ACQUIRE OPTION ON
GOLD PROSPECT NEAR TOPIA MINE

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; “the Company”) is pleased to announce that, on January 19, 2005, it signed a Letter of Intent for an option to acquire a 100% interest in the Virimoa Gold Property located in the Topia Mining District of Durango, Mexico. The project consists of two concessions comprising 148 hectares and hosts a zone of intense alteration, exposed for more than 350 metres. Continuous surface chip sampling over 250 metres of this zone returned 1.08 g/t gold, 20.5 g/t silver and 1.66% zinc, including a higher grade section of 3.38 g/t Au, 26.2 g/t Ag and 4.93% Zn over 16m. With this size and grade as a starting point and no previous drilling, the Company considers the property to have excellent potential to host a large bulk tonnage gold deposit.

The Virimoa Property is situated in the heart of the Sierra Madre Mineral Belt and is centrally located between several significant deposits. It lies approximately 17 kilometres southwest of Great Panther_s Topia Silver-Lead-Zinc Mine, which can be used for logistical support, and was evaluated as part of the Company_s ongoing regional evaluation around the mine. In addition, Virimoa is approximately 30 kilometres west of La Ciénega, currently in production and owned by Compañía Minera Peñoles, and which reported historical resources in 1997 of 5.2 million tonnes grading 6.0 g/t gold, 170 g/t silver, 1.0% lead and 1.3% zinc (this estimate does not follow the required disclosure for reserves and resources outlined in NI 43-101 and is not necessarily indicative of the mineralization on the Virimoa Property).

Terms of the agreement call for Great Panther to make 4 staged cash payments and share issuances totaling US$300,000 and 300,000 shares, over a period of 3 years, to the property owner, Minera Acero del Fuego, S.A. de C.V., a private Mexican company. If the option is exercised, Acero del Fuego will retain a 2% NSR, half of which can be purchased for US$1,000,000. Acero del Fuego acquired the Virimoa concessions in 2000 and conducted the only known exploration on the property, including the aforementioned chip sampling. The transaction is subject to acceptance by the TSX Venture Exchange.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Robert A. Archer, P.Geo.
President & CEO

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy
Kaare G. Foy, Chief Financial Officer
and Chairman

Date: January 21, 2005